UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 38) *

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,153,514
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,153,514
	10.	Shared Dispositive Power 18,570,383
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,723,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,326,703 shares of common stock outstanding as of April 17, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 that was filed by the Issuer with the Securities and Exchange Commission on April 19, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. SPE II Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,833,384
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,833,384
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,833,384
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,326,703 shares of common stock outstanding as of April 17, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 that was filed by the Issuer with the Securities and Exchange Commission on April 19, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. SPE Master II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,357,832
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,357,832
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,357,832
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,326,703 shares of common stock outstanding as of April 17, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 that was filed by the Issuer with the Securities and Exchange Commission on April 19, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,344,730
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,344,730
	10.	Shared Dispositive Power 18,570,383
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,915,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,326,703 shares of common stock outstanding as of April 17, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 that was filed by the Issuer with the Securities and Exchange Commission on April 19, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,417
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,417
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,417
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,326,703 shares of common stock outstanding as of April 17, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 that was filed by the Issuer with the Securities and Exchange Commission on April 19, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,417
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,417
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,417
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 121,326,703 shares of common stock outstanding as of April 17, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 that was filed by the Issuer with the Securities and Exchange Commission on April 19, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. CBL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,917,535
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,917,535
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,917,535
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,326,703 shares of common stock outstanding as of April 17, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 that was filed by the Issuer with the Securities and Exchange Commission on April 19, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,268,682
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,268,682
	10.	Shared Dispositive Power 18,570,383
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,839,065
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 121,326,703 shares of common stock outstanding as of April 17, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 that was filed by the Issuer with the Securities and Exchange Commission on April 19, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,839,065
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,268,682
	10.	Shared Dispositive Power 18,570,383
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,839,065
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 121,326,703 shares of common stock outstanding as of April 17, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 that was filed by the Issuer with the Securities and Exchange Commission on April 19, 2013.

This Amendment No. 38 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“ESL”), SPE II Partners, LP, a Delaware limited partnership (“SPE II”), SPE Master II, LP, a Delaware limited partnership (“SPE Master II”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), ESL Investments, Inc., a Delaware corporation (“Investments”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment to report distributions of Shares by ESL and CBL on a pro rata basis to limited partners that elected to redeem all or a portion of their limited partnership interests in June 2013.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of June 12, 2013, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	31,723,897	(1)	26.1%	13,153,514		0	13,153,514		18,570,383	(1)
SPE II Partners, LP	1,833,384		1.5%	1,833,384		0	1,833,384		0
SPE Master II, LP	2,357,832		1.9%	2,357,832		0	2,357,832		0
RBS Partners, L.P.	35,915,113	(1)(2)	29.6%	17,344,730	(2)	0	17,344,730	(2)	18,570,383	(1)
ESL Institutional Partners, L.P.	6,417		0.0%	6,417		0	6,417		0
RBS Investment Management, L.L.C.	6,417	(3)	0.0%	6,417	(3)	0	6,417	(3)	0
CBL Partners, L.P.	2,917,535		2.4%	2,917,535		0	2,917,535		0
ESL Investments, Inc.	38,839,065	(1)(4)	32.0%	20,268,682	(4)	0	20,268,682	(4)	18,570,383	(1)
Edward S. Lampert	38,839,065	(1)(5)	32.0%	38,839,065	(1)(5)	0	20,268,682	(5)	18,570,383	(1)

(1)	This number includes 18,570,383 Shares held by Mr. Lampert. ESL has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, ESL may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, Investments and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)	This number includes 13,153,514 Shares held by ESL, 1,833,384 Shares held by SPE II and 2,357,832 Shares held by SPE Master II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL, SPE II and SPE Master II.

(3)	This number includes 6,417 Shares held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.

(4)	This number includes 13,153,514 Shares held by ESL, 1,833,384 Shares held by SPE II, 2,357,832 Shares held by SPE Master II, 6,417 Shares held by Institutional and 2,917,535 Shares held by CBL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS and CBL. Investments is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM.

(5)	This number includes 13,153,514 Shares held by ESL, 1,833,384 Shares held by SPE II, 2,357,832 Shares held by SPE Master II, 6,417 Shares held by Institutional, and 2,917,535 Shares held by CBL. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(c)	Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	Not applicable.

(e)	Not applicable.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on March 7, 2006).

99.3	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.4	Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.6	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 7 to the Amendment to Schedule 13D filed on June 2, 2010).

99.9	Joint Filing Agreement (incorporated by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on February 21, 2013).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2013	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE II PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER II, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

CBL PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on March 7, 2006).

99.3	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.4	Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.6	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 7 to the Amendment to Schedule 13D filed on June 2, 2010).

99.9	Joint Filing Agreement (incorporated by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on February 21, 2013).

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
ESL Partners, L.P.	06/10/2013	Pro Rata Distribution to Redeeming Limited Partners	9,097,792	$0
CBL Partners, L.P.	06/10/2013	Pro Rata Distribution to Redeeming Limited Partners	2,077,867	$0